812 SAN ANTONIO STREET SUITE 600 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940
CHET A. FENIMORE DIRECT DIAL: 512 • 583 • 5901 EMAIL: cfenimore@fkhpartners.com DEREK W. MCGEE DIRECT DIAL: 512 • 583 • 5902 EMAIL: dmcgee@fkhpartners.com

April 6, 2017

Via Federal Express and EDGAR

Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

Re:	Guaranty Bancshares, Inc.

Registration Statement on Form S-1

Filed April 6, 2017

CIK No. 0001058867

Dear Mr. Clampitt:

Our client, Guaranty Bancshares, Inc. (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 3, 2017 (the “Comment Letter”). We have enclosed for filing with the Commission a copy of the above-referenced Registration Statement on Form S-1 on the Company (the “Registration Statement”), as submitted to the Commission’s EDGAR system. On behalf of the Company, we wish to thank you and the other members of the Staff for your review and response to the Company’s confidential submission on March 8, 2017.

In addition to revisions made in response to the Staff’s comments, the Registration Statement also includes other changes that are intended to update and clarify the information contained therein.

We are separately providing the Staff copies of this letter and marked copies of the Registration Statement.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Draft Registration Statement

1.        Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Growth and Expansion Strategy, page 4

2.        Please expand the third bullet, and elsewhere as appropriate, to state whether there are any more specific plans for de novo branching. If so, briefly describe the timeline and anticipated costs to open. If there are plans to open new branches in the next 12 months, indicate the source of funds.

The Company has revised the third bullet to reflect that the Company has no specific plans for immediate expansion through de novo branching, both on pages 5 and 63.

Securities and Exchange Commission

April 6, 2017

Forward-Looking Statements, page 49

3.        Please revise to delete references to Sections 27A and 21E. See Securities Act of 1933 Section 27A(b)(2)(D).

The Company has revised the Registration Statement to delete these references in the “Forward-Looking Statements” section.

Capitalization, page 55

4.        Please present tangible book value per common share and reference note (3) or remove note (3), as applicable.

The Company has revised the Registration Statement to delete footnote (3) from the “Capitalization” section.

Stable Core Deposit Base, page 68

5.        Please revise to disclose the percentage of non-interest deposits to total deposits consistent with the consolidated balance sheet.

The Company has revised the Registration Statement to include disclosure of the percentage of non-interest deposits to total deposits, consistent with the consolidated balance sheet, in the “Stable Core Deposit Base” subsection, both on pages 10 and 68.

Net Interest Income, page 84

6.        Please expand the disclosure to present the dollar amount of the change in interest income and the dollar amount of change in interest expense pursuant to Item I C of Guide III.

The Company has revised the Registration Statement to include disclosure of the dollar amount of the change in interest income and interest expense attributable to rate and volume in the “Net Interest Income” subsection.

Gain (loss) on sales of other real estate owned, pages 85-86

7.        Please revise the table of noninterest income to remove the line item Gain (loss) on sales of other real estate owned. In this regard, revise the discussion appearing on page 89 under the title Noninterest Expense - Other Real Estate Owned Expense and Write-Downs as well as the financial statements to present Gain (loss) on sales of other real estate owned as well as any write-downs within other expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

The Company has revised the Registration Statement to include “Gain (loss) on sales of other real estate owned” and “Other real estate owned expense and write-downs” as “other” noninterest expense in the discussion on pages 85-89. Additionally, references to noninterest income and noninterest expense were revised in other parts of the Registration Statement and in the consolidated financial statements to conform to this change.

Loan Portfolio, page 90

8.        We note your disclosure that Total loans, including loans held for sale, as a percentage of deposits were 82.3%, 84.7% and 76.7% as of December 31, 2016, 2015 and 2014. Please revise the disclosure to reflect the percentages consistent with the amounts presented in the selected historical consolidated financial information appearing on page 17.

The Company has revised the Registration Statement to clarify the disclosure in the “Loan Portfolio” subsection regarding the Company’s loan-to-deposit ratio excludes loans held for sale.

Securities and Exchange Commission

April 6, 2017

Recent Accounting Pronouncements, page F-18

9.        Please expand the disclosure to address FASB ASU 2014-09 Revenue from Contracts with Customers (Topic 606) and its amendments. Refer to SAB Topic 11. M.

The Company has revised Note 1 to the Consolidated Financial Statements to address FASB ASU 2014-09 and its amendments. The Company has made a commensurate revision to the “Recently Issued Accounting Pronouncements” section on page 115.

Recent Sales of Unregistered Securities, page 11-2

10.        Please revise to disclose, where applicable, the aggregate offering price and aggregate commissions. See Item 701 (c) of Regulation S-K.

The Company has revised the disclosure in “Part II – Information Not Required in Prospectus – Item 15” to specify the aggregate consideration received for each sale of unregistered securities and that the Company did not pay any commission in respect of any of the enumerated sales or issuances.

If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ Chet A. Fenimore

Chet A. Fenimore

/s/ Derek W. McGee

Derek W. McGee

Enclosure

cc:	Christina Harley

Gus Rodriguez

Jessica Livingston

Securities and Exchange Commission

Tyson T. Abston

Clifton A. Payne

Guaranty Bancshares, Inc.

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

Peter G. Weinstock

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202